FOR IMMEDIATE RELEASE

Tuesday, May 8, 2007

 (No.2007-05-9)

CARMANAH UNVEILS THE i-PANEL™ SOLAR ILLUMINATED AD PANEL

TO THE OUTDOOR ADVERTISING INDUSTRY

Victoria, British Columbia, Canada – Tuesday, May 8, 2007 - Carmanah Technologies Corporation (TSX: CMH) today announced the newest addition to its award-winning lineup of products for the transit industry: the i-PANEL™ illuminated advertising panel.

“The i-PANEL illuminated advertising panel is an ideal application of our solar-powered LED lighting and patented MICROSOURCE® solar energy management technologies,” said Carmanah CEO, Art Aylesworth.  “We’ve been working on techniques to effectively illuminate a 4’x6’ advertising panel for a number of years now.  With a number of recent patent-pending breakthroughs, we’ve developed a solar lighting technology that meets or exceeds the performance requirements of the world’s largest outdoor advertising firms - while providing a clean energy solution with unprecedented independence from the power grid.”

Carmanah officially unveiled the i-PANEL illuminated advertising panel at the Outdoor Advertising Association of America (OAAA) National Convention and Tradeshow in San Diego, California, May 6–8, at Booth #111.

Enabling a New Source of Revenue and Profitability

Transit shelter advertising panels, with their high visibility to both vehicle traffic and pedestrians, are one of the most popular forms of outdoor advertising and a key revenue source for outdoor advertising firms as well as transit agency partners.  In North America alone, the ad panel market currently generates approximately $300M in annual revenues and is growing at a rate of 8% per year.

Illuminated advertising panels provide advertisers with market access 24 hours per day.  Until now, one of the primary issues of an illuminated ad panel program was access to power, and the number of ad panels in a program that would be lighted was influenced by the possibility and/or cost effectiveness of a grid connection.  Currently, less than 30% of the bus shelters in North America are fitted with illuminated ad panels.

With the introduction of Carmanah’s i-PANEL solar-powered light box technology, advertising agencies can now install illuminated ad panels on all shelters in their advertising programs, regardless of location.  The end result is a new and significant opportunity for additional revenues and profitability.  “With hundreds of thousands of shelters worldwide featuring no advertising or using only unlit ad panels, our i-PANEL light box technology unlocks enormous financial potential for advertising agencies and transit authorities,”  added Aylesworth.

Uncompromising Performance

Unlike other lighting solutions, Carmanah’s i-PANEL light box technology offers grid independence with uncompromised brightness, light uniformity, image clarity and reliability.  In fact, the performance of an i-PANEL illuminated advertising panel leaves many conventional light boxes looking dark and dated by comparison.

Simple Low-Cost Installation and Operation

Carmanah’s i-PANEL illuminated advertising panels can be easily retrofitted into any new or existing bus shelter with minimal technical expertise.  The fully integrated, aesthetically-pleasing design can be installed in a matter of hours, without trenching, cabling, disruption to traffic patterns or site remediation.  With power independence, any power connection fees and associated permitting delays are also eliminated.  In addition, the long-life, ultra-bright LEDs used in Carmanah’s i-PANEL illuminated advertising panels are shock proof, vibration proof and operate for up to 10 years without replacement.  In summary, installation costs are a fraction of those of conventional panels and maintenance and operational costs are virtually zero.

A Clean, Renewable Energy Source

When compared to the environmental cost of running a grid-connected ad panel, Carmanah’s solar-powered i-PANEL light box technology can save approximately 7,000 pounds of carbon dioxide emissions annually.

In addition, the flexible design of an i-PANEL illuminated advertising panel enables it to be grid-tied anywhere power is readily available, so its solar panels can contribute any surplus power generated to the grid, further reducing the dependence on fossil fuel-based electricity.  In areas of favorable sunlight, it may also be possible to sell clean, surplus power back to the utility through net metering.

With Carmanah’s i-PANEL light box technology, outdoor advertising firms can recommend the new solar powered ad-panel lighting alternative to transit agencies, city authorities and advertisers as part of a more comprehensive, yet environmentally friendly ad-panel program.

About Carmanah Technologies Corporation

With more than 250,000 installations worldwide, Carmanah is a market leader in integrated solar-powered LED lighting.  The Company’s i-PANEL illuminated advertising panel leverages its proprietary and/or patented solar LED lighting technologies, as well as the unparalleled industry experience of the Company’s team of solar-technology professionals.

Carmanah’s award-winning i-STOP® and i-SHELTER™ solar-powered illuminated transit products have provided years of reliable, maintenance-free general illumination for over 250 agencies in North America.  To learn more about all of the Company’s unique solar LED lighting solutions for the transit industry, visit www.transitlights.com.

Carmanah is headquartered in Victoria, British Columbia, Canada, with branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom.  Carmanah is a public corporation listed on the Toronto Stock Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".

For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski Manager of Investor Relations Tel: (403) 470-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Public Relations Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2006, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S ™

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com